DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENU[redacted]
75008

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

...CHATER ROAD
HONG KONG

File No. 82-4939

April 16, 2008

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Press release informing of the annual results for financial year 2007 filed with the CNMV on February 26, 2008.

- Regulatory Disclosure, filed with the CNMV on February 28, 2008, including the notice and full proposed resolutions for Grupo Ferrovial's annual general shareholders' meeting.

- Regulatory Disclosure, filed with the CNMV on March 10, 2008, whereby BAA informs of the agreement to sell World Duty Free Europe Limited to Autogrill S.p.A.

- Regulatory Disclosure, filed with the CNMV on March 11, 2008, by virtue of which BAA responds (in English) to the price review published for the next 5-year period by the Civil Aviation Authority.

- Regulatory Disclosure, filed with the CNMV on March 11, 2008, attaching a Spanish translation of BAA's response to the price review published for the next 5-year period by the Civil Aviation Authority.

- Regulatory Disclosure, filed with the CNMV on March 11, 2008 as continuation of the Regulatory Disclosure dated March 10 related to the sell of World Duty Free Europe Limited.

dlw 4/17

- Disclosure, filed with the CNMV on March 14, 2008, informing that BAA will hold a conference call on March 17, 2008 with BAA bondholders.

- Disclosure, filed with the CNMV on March 17, 2008, attaching the presentation used by BAA in a conference call held on such date.

- Regulatory Disclosure, filed with the CNMV on March 21, 2008, whereby BAA informs that Airport Property Partnership has agreed to sell a portfolio of 33 assets to The Arora Family Trust.

- Regulatory Disclosure, filed with the CNMV on March 28, 2008, informing of certain resolutions of Grupo Ferrovial S.A. shareholders' meeting celebrated on such date.

- Regulatory Disclosure, filed with the CNMV on March 28, 2008, regarding the application of a remuneration system in Grupo Ferrovial consisting of a Stock Options Plan.

- Regulatory Disclosure, filed with the CNMV on April 8, 2008, updating information regarding the refinancing of BAA together with the communiqué issued by BAA.

If you have any questions, please do not hesitate to contact me at 212-450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

JANUARY - DECEMBER 2007 EARNINGS

Ferrovial EBITDA up 31% to €3.04bn

- **Consolidating BAA for the first full year increased revenues by 18.4% to over €14bn. Businesses outside Spain contributed 64% of revenues.**
- **Net income amounted to €733.7m in a year with lower extraordinary results.**
- **The backlog increased by 13.8% in Construction to €9.13bn and by 12.7% in Services to €9.73bn.**

Madrid, 26 February 2008. In 2007, Ferrovial obtained €3.04bn in EBITDA, an increase of 31% over 2006. It was the first full year in which BAA was consolidated. As a result, the Airports business increased considerably in importance and it now accounts for 50% of EBITDA (€1.54 bn) and 26% of revenues (€3.86bn).

Integrating BAA reinforces Ferrovial's strategy of focusing on highly cash-generative businesses, diversifying its activities and increasing its degree of internationalisation.

Good performance by the company's various divisions was reflected in an 18.4% increase in revenues in 2007 to €14.63bn. The United Kingdom became Ferrovial's largest single market in 2007. The UK accounted for €6.02bn in revenues, 41% of the total, compared with €5.30bn obtained in Spain (36%).

EBIT increased by 31% to €1.91bn, and the consolidated EBIT margin was 13.1%. This represents an increase on the 11.8% margin obtained in 2006, since BAA's margin is 21.6%.

Net income fell to €733.7m as a result of lower extraordinary gains compared with 2006, a year of major disposals, including real state, Europistas and Bristol Airport. The main assets sold in 2007 were Sydney and Budapest airports, as well as a minority stake in six Australian airports.

Excluding changes in consolidation scope and non-recurring earnings, net income would have increased by 12.2%.

The 2007 income statement includes provisions for the stock option plan (€126m), the debt related to Habitat (€35m) and BAA's restructuring plan (€107m).

Consolidated net debt was reduced by €2.53bn in 2007, i.e. by 7.8%. Excluding infrastructure project debt that is without recourse to the parent company, the reduction was 36.8%: from €3.06bn to €1.94bn.

Airports: revenues increased by 88.6%.

The Airports division consolidated BAA for the first full year in 2007. For that reason, revenues increased by 88.6% to €3.86bn, of which €3.82bn were provided by BAA.

Heathrow, the group's largest airport, contributed 47.3% of BAA's revenues, i.e. €1.81bn, and €813m in EBITDA. Gatwick ranked second in importance, contributing €596m in revenues and €222m in EBITDA.

A total of 155.7 million passengers used BAA's airports, 2% more than in 2006. Close to 150 million travellers used the Group's UK facilities in 2007. Passenger figures totalled 67.9 million at Heathrow, 35.2 million at Gatwick and 23.8 million at Stansted.

In 2007, Ferrovial sold Budapest Airport for £1.31bn, 20% of Sydney Airport for €547m, and its stake in six Australian airports for 775 million Australian dollars. These divestments relate to BAA's strategy of shedding non-strategic assets outside the UK.

Toll Roads and Car Parks expanded by 17%.


694
593
464
2005
2006
2007

EBITDA (€m)

Cintra, the Ferrovial subsidiary that specialises in bidding for and managing toll roads and car parks, increased EBITDA by 17% in 2007 to €694m. Its revenues grew by 15.8% to €1,024.7m, primarily due to good traffic data, toll increases on some roads, and full-year consolidation of new concessions that had been added in 2006.

A number of major contracts were obtained in 2007, such as the construction and operation of the M-3 toll road in Ireland, the contract for segments 5 and 6 of SH-130 in Texas, and the Central Greece Motorway, measuring 231 kilometres, which will require €1.5bn in investment.

The car park portfolio expanded by 5.4% (13,782 units) to 266,805 parking spaces.

Services: strong organic growth in Spain and the UK


9.726
8.629
7.174
2005
2006
2007

BACKLOG (€bn)

The Services division experienced robust growth in 2007, as its component companies stepped up commercial efforts and expanded the backlog by 12.7% to €9.73bn.

Services is Ferrovial's second-largest source of revenues: €4.62bn in 2007, 32% of the total. Revenues increased by 7.4% in 2007, while EBITDA rose by 8.2% to €471m.

The Spanish market (Cespa and the Infrastructure Maintenance and Upkeep business) continued to grow at a rapid pace. Revenues in Spain increased by 14.9% (to €1.47bn), and EBITDA by 11.9% (to €201m).

The Services division also made progress in the UK, a market which accounts for over 40% of its revenues (basically through Amey). The UK subsidiary obtained €1,998.5m in revenues, 3.4% more than in 2006, due to a higher level of activity and new infrastructure contracts, which offset lower facility management business and the fact that Tube Lines is entering a phase of lower investment and greater maintenance activity.

Amey's EBITDA increased by 7.4% to €212.3m, and its backlog amounted to €5.17m (+3.9%).

Handling operator Swissport contributed €1.15bn in revenues (+5.7%) and €58.4m in EBITDA (-0.2%). Swissport commenced operations in Spain, obtained new contracts in the UK and entered Asian markets including Japan and Korea.

Construction: backlog up 13.8%

The Construction division attained €5.20bn in revenues in a year characterised by a sustained level of activity. The backlog increased by 13.8% to €9.13bn, guaranteeing earnings visibility in the next few years. International activities now account for nearly 40% of the backlog, having increased by 45% in the last year.

Polish subsidiary Budimex increased sales by a notable 5.7% to €833.7m, and its backlog expanded by 33.1% to €915m, the largest figure in the last five years. The volume of contracts for tender in Poland is rising due to plans to hold the UEFA Euro 2012 soccer championship there.

In the US, Webber contributed €311.5m in revenues and its backlog increased by 12.2% to a record €566m.

ferrovial

MAIN FIGURES

Financial Highlights

	Dec-07	Dec-06	Chg. (%)
Net Income	733.7	1,425.7	-48.5
EPS	5.2	10.2	-48.5
EBITDA	**3,044.0**	**2,324.3**	**31.0**
EBIT	1,911.4	1,459.1	31.0
Net revenues	14,630.0	12,354.6	18.4
Net financial Debt	-30,264.9	-32,818.0	-7.8
Net Debt Ex-Infrastructure Projects*	-1,936.9	-3,064.0	-36.8
Gross capital expenditure	997.0	4,445.8	-77.6

** Excludes Infrastructure Project debt*

Operating Highlights

	Dec-07	Dec-06	Chg. (%)
Construction Backlog	9,130	8,023	13.8
Services Backlog	9,726	8,629	12.7
Toll road Traffic (ADT)			
ETR 407 (VKT' 000)	2,253	2,124	6.1
Chicago Skyway	49,570	50,514	-1.9
Indiana Toll Road	31,508		
Autema	23,875	21,529	10.9
Ausol I	21,482	20,772	3.4
Ausol II	21,170	19,782	7.0
BAA (UK million pax.)	150.0	147.6	1.6
Parking spaces	266,805	253,023	5.4

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Hereby is filed the notice, and full proposed resolutions, including a note on their justification and appropriateness, with regard to the forthcoming Shareholders' Meeting of GRUPO FERROVIAL, S.A. scheduled for 28 March 2008 at first call and 29 March 2008 at second call.

Attached is the additional content contained in the Grupo Ferrovial S.A. Directors' Report in conformity with article 116.bis of the Securities Market Law.

Madrid, 28 February 2008.

José María Pérez Tremps
Director - Company Secretary

ORDINARY SHAREHOLDERS' MEETING
GRUPO FERROVIAL, S.A.

NOTICE OF MEETING

On 25 February 2008, the Board of Directors of GRUPO FERROVIAL, S.A. (the "**Company**") resolved, among other matters, to convene the Annual Meeting of Shareholders, to be held in Auditorio de la Mutua Madrileña, Paseo de la Castellana 33, 28046, Madrid, on 28 March 2008, at 12.30 hours, at first call, and on 29 March 2008, at the same time and place, at second call, to debate and adopt resolutions on the following:

AGENDA

I. INFORMATIVE MATTERS

1.- Report setting out the additional information included in the Directors' Report in accordance with article 116 bis of the Securities Market Law.

II. MATTERS SUBMITTED FOR APPROVAL

2.- Examination and approval of the financial statements (balance sheet, income statement and notes to financial statements) and the directors' report of the Company for the year ended 31 December 2007.

3.- Examination and approval of the financial statements (balance sheet, income statement, statement of recognised income and expense, cash flow statement and notes to financial statements) and the directors' report of the Company's consolidated group for the year ended 31 December 2007.

4.- Proposed distribution of income for the year 2007, and distribution of dividends out of voluntary reserves.

5.- Examination and approval of the conduct of business by the Board of Directors in 20067.

6.- Appointment and re-appointment of directors:

6.1 Appointment of Mr Eduardo Trueba Cortés.
6.2 Re-appointment of Mr Santiago Bergareche Busquet.
6.3 Re-appointment of Mr Jaime Carvajal y Urquijo.
6.4 Re-appointment of Mr Joaquín Ayuso García.
6.5 Re-appointment of Mr Gabriele Burgio.

7.- Reappointment of auditors for the company and consolidated group for 2008.

8.- Approval of Share-based Remuneration Systems for Senior Management and Board Members with executive functions:

8.1 Approval of an option plan on the Company's stock.

8.2 Approval of participation by senior management, including members of the Board of Directors with executive functions, in a remuneration system consisting of the payment of up to 12,000 euro of their variable remuneration in the form of Company shares.

9.- Authorization so that, in conformity with articles 75 and related articles of the Spanish Corporations Law (Ley de Sociedades Anónimas), the company may acquire own shares directly or via controlled companies, and revocation of the previous authorization resolved by the Shareholders' Meeting on 30 March 2007, and authorisation to allocate some or all of the own shares so acquired to remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law.

10.- Delegation of powers to formalise, register and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalize the deposit of the financial statements as referred to in article 218 of the Spanish Corporations Law (Ley de Sociedades Anónimas).

1. SUPPLEMENT TO THE NOTICE

In accordance with article 97.3 of the Spanish Corporations Law, shareholders representing at least five per cent (5%) of the capital stock may request the publication of a supplement to this notice of the Shareholders' Meeting which adds one or more items to the agenda. To this end, the shareholders must demonstrate reliably to the Company that they represent at least that percentage of capital stock and send the supplement by certifiable service of notice, which must be received at the Company's registered office, for the attention of the Company Secretary (Calle Príncipe de Vergara 135, Madrid), within five days from the publication of this notice of meeting.

2. RIGHT TO BE INFORMED

Shareholders are entitled to examine the following documents at the company's registered offices in Madrid, at Calle Príncipe de Vergara 135, or via the company web site (www.ferrovial.com) and receive a copy of those documents free of charge:

- The company's financial statements (balance sheet, income statement and notes to financial statements) and directors' report for 2007.

- The consolidated group's financial statements (balance sheet, income statement, statement of recognised income and expense, cash flow statement and notes to financial statements) and director's report for 2007.

- Auditors' reports on the financial statements of the Company and its consolidated group.

- Proposals relating to all the motions submitted for approval by the Shareholders' Meeting in accordance with the agenda, with a description of their justification and advisability.

- The company's corporate governance report for 2007.

- Brief professional profile of the persons nominated for appointment or re-appointment as directors under item 6 of the agenda.

- Statement of liability in connection with the financial statements.

- Report setting out the additional information included in the Directors' Report in accordance with article 116 bis of the Securities Market Law.

- Report on directors' compensation.

Until the seventh day prior to the date scheduled for the Shareholders' Meeting, the shareholders may ask the Board of Directors to provide any information or clarification that they consider pertinent and submit in writing any questions that they consider pertinent regarding the matters contained in the agenda. Shareholders may also ask for information or clarifications or raise questions in writing regarding the information accessible to the public that the Company filed with the Comisión Nacional del Mercado de Valores since the date of the last Shareholders' Meeting, i.e. 30 March 2007. For those purposes, shareholders may contact the Shareholder Relations Department (902 25 30 50 or accionistas@ferrovial.es) and must identify themselves as shareholders, giving their full name, tax identification number, and the number of shares that they own.

3. ATTENDANCE RIGHT

Any shareholder who, either individually or in combination with other shareholders, owns at least one hundred (100) shares, which ownership is registered with the "Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A." (Iberclear) five (5) days before the date scheduled for the meeting, may attend the meeting either in person or by means of distance communication. Shareholders wishing to attend in person must obtain an attendance card issued by the corresponding bank or a Grupo Ferrovial Attendance Card, which may be downloaded from the web site or obtained from the company's registered office or by contacting the Shareholder Relations Office (902 25 30 50 or accionistas@ferrovial.es), and identifying themselves to the person in charge of the shareholder register. Shareholders wishing to connect electronically to the Meeting should follow the instructions below.

4. REPRESENTATION

Shareholders who do not attend the Shareholders' Meeting can be represented by another person, even if the latter is not a shareholder, provided that the requirements and formalities set out in the law, in the Bylaws, in the Shareholders' Meeting Regulation and in this notice are complied with.

Proxy documents must state the identity of the proxyholder, who must clearly identify him/herself at the Meeting. If the proxies do not specify the person to whom they are granted or are granted to the Board of Directors, it is understood that the proxy was granted interchangeably to the Chairperson of the Board of Directors, the CEO or the Board Secretary. In the event of a proxy being in a conflict of interest with regard to any of the motions being voted, whether on or off the agenda, the proxy shall be deemed to be granted to either of the other two people mentioned who is not in such a conflict.

5. ATTENDING, GRANTING PROXY AND VOTING VIA MEANS OF DISTANCE COMMUNICATION

The Boards of Directors has decided to allow proxies to be granted and votes to be cast by means of distance communication provided that the guarantees of procedure set out in section 5 for each action, the guarantees regarding the period for reception, identification and the accreditation of the status of shareholders set out in section 6, and the other requirements and formalities imposed by law are complied with.

Shareholders wishing to attend the Meeting, grant a proxy or cast a vote via distance communication means must access the web site www.ferrovial.com and follow the links "Junta de Accionistas 2008 / Asistencia Telemática, Delegación y Voto a Distancia", then follow the instruc tions and fill in the necessary data for each action.

5.1 ATTENDANCE BY MEANS OF DISTANCE COMMUNICATION

5.1.1 Prior Registration: shareholders wishing to attend by means of distance communication must register beforehand within the registration period established in section 6. For that purpose, the shareholder must access the web site and follow the instructions and fill in the necessary data.

5.1.2 Sending remarks and questions: When registering, shareholders wishing to address the meeting, ask questions or propose motions may submit them using the computer programme. The questions, clarifications, motions and speeches sent and answers to them are subject to stipulations in the Spanish Corporations Law and the Shareholders' Meeting Regulation. Speeches, questions or motions filed during the registration period the following persons will be discarded: (i) those not holding at least 100 shares, (ii) those who are not shareholders, or (iii) those who are shareholders scheduled to attend by means of distance communication but who do not connect on the day of the Meeting in accordance with the provisions of section 5.1.4.

5.1.3 Accreditation of registered persons as shareholders: between the conclusion of the registration period and the date of the Shareholders' Meeting, the Company will verify the registered persons' standing as shareholders in accordance with the provisions of section 6.

5.1.4 Casting votes on the day of the Meeting: a pre-registered shareholders must connect to the Company's web site between 11.45 and 12:15 hours on the day of the Meeting (whether at first or second call), and identify themselves using the same electronic certificate as was used for registration. After that time, no additional connections for attendance will be accepted. Shareholders may follow

the Meeting and vote on the items on the agenda by following the instructions in the computer programme.

If a registered shareholder does not log on to the Web Site on the day of the Meeting, that shareholder will not be considered to have attended the Meeting.

5.2 GRANTING PROXY AND VOTING VIA MEANS OF DISTANCE COMMUNICATION

Shareholders who do not attend the Shareholders' Meeting can grant proxy or vote via means of distance communication:

5.2.1 Voting and proxy-granting via electronic means prior to the Shareholders' Meeting:

Procedure: shareholders who wish to grant proxy and/or vote via electronic means prior to the Shareholders' Meeting must access the Company's web site within the established time frame in line with section 6, and follow the instructions in "2006 Shareholders' Meeting/Proxy-granting and Voting via means of distance Communication".

Specific conditions relating to electronic proxies: proxies granted by electronic means must be accepted by the proxyholder, otherwise they are void. For this purpose, it is understood that proxies accept the delegation if they present their ID or passport at the venue of the Shareholders' Meeting within two hours prior to the scheduled starting time and tell the person in charge of the shareholder register that they represent the shareholder who granted proxy to them by electronic means.

Proxies can vote only if they attend the Shareholders' Meeting in person.

5.2.2 Mail:

Procedure: shareholders who wish to grant proxy and/or vote by mail can do so as follows:

A. Cards issued by depositories: shareholders must complete the sections on proxy-granting or voting in the card issued by the depositary and send it in by mail: (a) to the registered offices, if they vote or grant proxy in favour of the Board of Directors or one of its members; or (b) to the proxyholder if they grant proxy to another person. In the latter case, proxyholders must present the card issued by the depositary and their ID or passport at the venue of the Shareholders' Meeting within two hours prior to the scheduled starting time.

B. Grupo Ferrovial cards: shareholders must complete the Grupo Ferrovial proxy or voting card produced by the Company. Shareholders can obtain the Grupo Ferrovial proxy or voting card by downloading the document from the company's web site, within the established time frame and in accordance with section 6, collecting the card from the company's registered offices or

requesting free delivery from the Shareholder Relations Department (telephone: 902 25 30 50 or accionistas@ferrovial.es).

B.1.Grupo Ferrovial Proxy Cards: once shareholders obtain the Grupo Ferrovial proxy card, they must complete, sign and send it by mail as follows within the period established in section 6:

(i) shareholders: to accredit their identity, they must send the card as follows:

- if the proxy is granted to the Board of Directors or one of its members, the duly completed Grupo Ferrovial proxy card must be sent to the company's registered offices with a photocopy of their ID or passport; or

- if the proxy is granted to another person, a photocopy of the duly completed Grupo Ferrovial card must be sent to the company's registered offices with a photocopy of their ID or passport. Moreover, the shareholder must send the original of the proxy card to the proxyholder, who must then presents it and his/her ID or passport at the Shareholders' Meeting.

(ii) shareholders who are legal persons: to accredit their identity, they must send it as indicated in section (i) above, in addition to the national ID document or passport number of the person signing the proxy on behalf of the legal person, a photocopy of a sufficient power of attorney accrediting that person's powers.

B.2Grupo Ferrovial voting cards: Once shareholders obtain the Grupo Ferrovial card, they must complete, sign and send it by mail before the deadline set out in section 6 to the Company's registered offices, together with a photocopy of their ID or passport. If the shareholder is a legal person, the national ID document or passport of the person signing the voting card and a photocopy of a sufficient power of attorney accrediting that person's powers must be submitted.

Other provisions relating to proxy-granting by mail: proxies appointed by mail can vote only if they attend the Shareholders' Meeting in person.

5.2.3 Voting by electronic means during the Shareholders' Meeting:

Prior registration: shareholders wishing to vote by electronic means during the meeting must pre-register during the period and in the way specified in section 6, on the web site, and follow the instructions for the registration of shareholders who wish to cast their vote electronically during the Meeting.

Accrediting the shareholder status of the registered persons: between the registration deadline and the Shareholders' Meeting, the Company will cross-check the shareholder status of the registered persons and confirm that the stated ownership and number of shares coincide with the data provided by Iberclear.

Voting at the Shareholders' Meeting: registered shareholders must connect to the Company's web site between 11.45 and 12:15 hours on the day of the Meeting (whether at first or second call), access the web site and identify themselves using the same electronic certificate as was used for registration. After that time, no additional connections for voting will be accepted. Shareholders may follow the Meeting using the program provided on the web site for this purpose and vote on the items on the agenda following the instructions in the program.

6. COMMON RULES ON ATTENDING, GRANTING PROXY AND VOTING VIA MEANS OF DISTANCE COMMUNICATION

6.1 Deadline for receipt by the Company and Deadline for Registration of shareholders / Standing as shareholder.

Proxies and votes issued prior to the Shareholders' Meeting via means of distance communication (electronic means or postal mail) shall be valid if the Company has received them at the company's registered offices or via its web site before 24.00 hours on 25 March 2008.

Also, shareholders wishing to attend by means of distance communication or cast their votes by that medium during the Meeting must register at the Company's web site before 24.00 hours on 25 March 2008.

After that deadline, only the following proxy-granting and voting via means of distance communication will be accepted: (i) proxies granted on cards issued by depositories of shares and presented by the proxy to the staff in charge of the shareholder register in the two hours prior to the Meeting's scheduled starting time; and (ii) electronic voting during the Shareholders' Meeting if the shareholders have pre-registered within the specified period.

Proxies, votes and attendance by means of distance communication will only be valid if the person's standing as a shareholder is confirmed, by checking that the number of shares provided by each person attending, granting proxy or voting by means of distance communication match the data provided by Iberclear.

6.2 Identification of the shareholders wishing to use electronic or telematic means

Shareholders wishing to grant proxy or vote by electronic means or attend the Shareholders' Meeting by distance means must accredit their identity within the period established in section 6.1 on the web site by means of a valid, current, recognised electronic certificate in accordance with the provisions of Law 59/2003 on Electronic Signatures and issued by "Autoridad Pública de Certificación Española (CERES)", an agency of the Spanish Mint, "Fábrica Nacional de Moneda y Timbre." The Company reserves the right to ask shareholders for any additional means of identification that it considers necessary to ensure the authenticity of the vote, proxy or attendance by distance means.

6.3 Order of precedence between granting proxy and voting via means of distance communication and attending the Shareholders' Meeting.

If a shareholder who has previously granted proxy or voted via any means of distance communication attends the Shareholders' Meeting, that proxy or vote is overridden.

If a shareholder grants several proxies or casts several votes via electronic means or by mail, the last action (proxy or vote) made before the Shareholders' Meeting takes precedence. If there is uncertainty as to when the shareholder issued his/her proxy or vote then, regardless of the media used, the vote will prevail over the proxy. If a shareholder casts several different votes via electronic means or by mail, the last vote cast before the Meeting takes precedence.

6.4 Suspension of electronic systems/Connection failures.

The Company reserves the right to modify, suspend, cancel or restrict telematic attendance, and electronic voting and proxy mechanisms for technical or security reasons. If any of these events occur, this will be posted immediately on the Company's web site, without prejudice to the validity of votes and delegations issued and the shareholders' rights of attendance and representation.

The Company will not be liable for damage caused to shareholders as a result of line fault, overloads, cuts, disconnections or any other similar events outside the control of the Company that prevent them from attending, granting proxy of voting by distance means and, therefore, this circumstance shall not constitute illegitimate deprivation of the shareholder's right to vote.

7. DATA PROTECTION

The personal data that shareholders send to the Company in order to attend, grant proxy or vote at the Shareholders' Meeting, or the data provided by banks, dealers and broker-dealers where those shareholders have deposited their shares, via the legal entity that registers the book entries, Iberclear, shall be used only to draw up, complete and monitor the existing shareholder list. Shareholders are informed that those data will be incorporated into a computer file owned by the Company and that they can access, rectify, cancel and object to the data, in accordance with the Personal Data Protection Organic Law 15/1999, via a written communication addressed to the Company's General Secretariat, located in Madrid, Calle Príncipe de Vergara 135, 28002.

In accordance with article 114 of the Spanish Corporations Law, the Board of Directors has resolved to ask a notary to attend and minute the Meeting.

The Shareholders' Meeting is expected to be held at first call.

Madrid, 25 February 2008.

José María Pérez Tremps
Director - Company Secretary

REPORT BY THE BOARD OF DIRECTORS IN RELATION TO THE ADDITIONAL INFORMATION TO BE INCLUDED IN THE DIRECTORS' REPORT IN ACCORDANCE WITH ARTICLE 116 BIS OF THE SECURITIES MARKET LAW

Object of the report

Article 116 bis of the Securities Market Law, as amended by Law 6/2007 dated 12 April, requires listed companies to present annually to the General Shareholders' Meeting a report containing the additional information to be included in the directors' report.

For this reason and on the occasion of authorising the 2007 financial statements, the Board of Directors issues this report.

Additional content in the directors' report

a) The capital structure, including securities not traded in a regulated market of the European Union, stating the various classes of shares and, for each class of shares, the rights and obligations that they confer and the percentage of capital stock which they represent.

Grupo Ferrovial, S.A.'s share capital amounts to 140,264,743 euro, divided into 140,264,743 shares each with a nominal value of one (1) euro. All the shares are of the same class and series. All the shares are fully subscribed and paid up. Each share gives one vote.

b) Restrictions on the transferability of securities.

There are no restrictions in the bylaws or of any other type on the exercise of voting rights or on the acquisition or sale of stakes in share capital other those established by the legislation governing companies.

c) Significant holdings in the capital, whether direct or indirect.

Based on the information available to the Company, at 31 December 2007 the owners of significant stakes in Grupo Ferrovial, S.A. were those listed in the next table:

	No. of shares	% of share capital
Portman Baela, S.L.	81,796,280	58.316%

According to the notification to the Comisión Nacional del Mercado de Valores and to the Company itself on 8 November 2007, the concerted family group formed by Rafael del Pino y Moreno and his children (María, Rafael, Joaquín, Leopoldo and Fernando del Pino y Calvo-Sotelo) indirectly controlled (through Portman Baela, S.L.) 58.316% of the capital stock of Grupo Ferrovial S.A.

d) Restrictions on voting rights.

There are no legal or Bylaw restrictions on voting rights except in accordance with the provisions of article 44.1 of the Corporations Law and article 10.2 of the Bylaws, which establish that shareholders who have outstanding unpaid capital calls may not exercise their right to vote.

e) Shareholders' agreements.

The company has not been notified of any shareholders' agreements.

However, in accordance with article 112.4 of Securities Market Law, on 5 October 2007, Portman Baela S.L., the majority shareholder of Grupo Ferrovial S.A., notified the Company of the agreements adopted by the shareholders of that company. According to these agreements, both capital ownership and voting rights of Portman Baela S.L. shareholders that are legal persons must be held at all times by Rafael del Pino y Moreno and/or his direct descendants. The representatives of such legal persons which are shareholders agree, on behalf of such legal persons, that their ownership and voting rights lie with Rafael del Pino y Moreno and/or his direct descendants.

As previously indicated, according to the notification to the Comisión Nacional del Mercado de Valores and to the Company itself dated 8 November 2007, the concerted family group formed by Rafael del Pino y Moreno and his children (María, Rafael, Joaquín, Leopoldo and Fernando del Pino y Calvo-Sotelo) indirectly control (through Portman Baela, S.L.) 58.316% of the share capital of Grupo Ferrovial, S.A.

f) Regulations applicable to the appointment and replacement of members of the governing body and amendments to the Company's Bylaws.

f.1) Appointment and replacement of members of the governing body.

The appointment and replacement of members of the Board of Directors is governed by the Company's Bylaws and the Board of Directors Regulation, in accordance with the Corporations Law.

1. Quantitative composition

In accordance with Company Bylaws, the Board will comprise at least five (5) members and at most fifteen (15) members appointed by the Shareholders' Meeting or by the Board of Directors itself, under the conditions established by law.

2. Qualitative composition

The Bylaws and the Regulation state that the Board of Directors shall strive to ensure that external or non-executive Directors represent a broad majority of the Board. The Board must also strive to ensure that the majority group of external directors includes proprietary directors and independent directors, with a significant proportion of the latter. In any case, as was approved in 2007, independent directors must constitute at least one-third of the total number of directors.

3. Selection of Directors

The Board of Directors Regulation establishes a selection procedure for the appointment and re-appointment of Directors. When applied, this process has been carried out with the involvement of external firms.

The Nomination and Remuneration Committee is responsible for: drafting and reviewing the criteria to be followed as regards the composition of the Board of Directors and the selection of candidates, and watching over the candidate selection process to ensure that it has no implicit bias that might hamper the selection of candidates on the basis of personal circumstances. Appointments and re-appointments of directors must be preceded by:

- a proposal of the Nomination and Remuneration Committee, in the case of independent directors.

- A prior report, the case of other categories of director.

Every effort will be made to ensure that candidates are persons of acknowledged repute, competence and experience, particularly in relation to candidates for the position of independent director, who must comply with the corresponding provisions of the Regulation.

The Board of Directors Regulation also states that proprietary directors cannot have stable significant commercial, economic, labour or professional relations, directly or indirectly, with Ferrovial, except those inherent to the posts as Chairman or CEO.

Candidates for appointment, re-appointment or removal may not participate in debates or votes regarding their appointment, re-appointment or removal. Furthermore, votes will be secret.

4. Term of office

Directors shall be appointed for three years and they can be re-appointed one or more times for periods of the same duration.

Independent Directors must tender their resignation to the Board of Directors and, if the latter sees fit, resign after twelve (12) years on the Board, without prejudice to the possibility of their continuing as director in another category. .

5. Resignation of Directors

The Regulation also establishes the reasons for which a Director must tender his/her resignation. In addition to resigning when the period for which they were appointed ends or when the Shareholders' Meeting so decides, the Regulation also envisages the following causes, in addition to the aforementioned limitation referring to independent directors:

- In the case of Executive Directors, when the Board sees fit.

- In the case of Proprietary Directors, when the stake in the Company that enabled them to be appointed as such is wholly disposed of. Proprietary directors must also resign when that stake is reduced to a level which requires its number of proprietary directors to be reduced.

- When directors fall under any of the cases of incompatibility or prohibition envisaged by law or by the internal regulations.

- At the Board's request, because the director has violated his/her obligations.

- When the director's continuance on the Board may jeopardise Ferrovial's interests.

- When directors reach the age of 70. The Chairman and Vice-Chairman (if executive), the CEO and Secretary of the Board must resign at 65, but may continue as Directors and hold the office of Chairman or Vice-Chairman if they are not executives.

- When there are significant changes in their professional situation or in the conditions by virtue of which they were appointed as directors.

- When, because of events attributed to the director, the Board considers that his/her continuance on the Board would be very detrimental to the Company's net worth or reputation. In particular, if the director is charged with or tried for any violation of article 124 of the Spanish Corporations Law, the Board will examine the case as soon as possible and decide whether it is advisable for the director to remain in office or not, and it must set out the criteria for its decision in the Annual Corporate Governance Report.

The Board of Directors Regulation provides that the Board cannot propose the removal of independent directors before the end of their term except where the Board finds just cause based on consultation with the Nomination and Remuneration Committee. In particular, such cause is deemed to exist in the event of dereliction of duty, legal incompatibility or any of the other causes listed above.

The removal of Independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the Company's capital structure that make it advisable to revise the proportionality criteria set out in the corporate governance recommendations.

f.2) <u>Amendment to the Bylaws</u>

Amendments to Bylaws must comply with Articles 144 and 103 of the Spanish Corporations Law.

g) The powers of the members of the governing body and, in particular, those relating to the possibility of issuing or buying back shares.

The Company is represented by the Board of Directors, which acts as a collective body by majority vote. The Board has broad powers to enter into contracts in general, to perform all kinds of acts and transactions, to acquire binding commitments and to perform acts of disposition, ordinary and extraordinary administration and acquisition in fee simple, in respect of all kinds of goods, furnishings, buildings, moneys, transferable securities and bills of exchange, with the only exceptions being those matters that fall within the competence of the General Shareholders' Meeting or are not included in the corporate purpose.

Without prejudice to the above, Rafael del Pino y Calvo-Sotelo, Chairman of the Company, and Joaquín Ayuso García, Managing Director, have granted indefinitely, both individually and jointly and severally, all the powers of the Board of Directors, except for those whose delegation is prohibited by law or the Bylaws.

Also, director José María Pérez Tremps has specific powers faculties, both joint and several and joint, together with certain members of the Company. Among his joint powers is the power to purchase and sell transferable securities.

The General Shareholders' Meeting of 26 March 2004 empowered the Board of Directors to issue fixed-income securities, both convertible and/or exchangeable, and warrants on new or existing shares of the company.

The General Shareholders' Meeting of 31 March 2006 empowered the Board of Directors, in accordance with article 153.1.b of the Spanish Corporations Law, to increase capital one or more times, at any time within five years from the date of approval of the resolution by the Shareholders' Meeting, up to at most seventy million (70,000,000) euro.

The General Shareholders' Meeting of 30 March 2007 empowered the Board of Directors to acquire own shares on the market, directly or through undertakings which it controls, subject to the limits and requirements set out in the Shareholders' Meeting decision. This authorisation is valid for eighteen (18) months from the date of the resolution. A similar motion will be submitted to the General Shareholders' Meeting on 28 March 2008.

h) Significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects, except where disclosure would be seriously detrimental to the company. This exception will not be applied with the company is legally obliged to publish this information.

There are two syndicated financing agreements which allow the lenders to accelerate the debt if the Company's solvency deteriorates as a result of a change of control. The contracts are: (i) one dated 23 June 2004 for three hundred million euro (300,000,000), which have been fully drawn; and (ii) one dated 31 January 2006 for five hundred fifty-three million euro (553,000,000) as of the date of this report, against which three hundred ninety-eight million euro (398,000,000) have been drawn as of this date.

The Company and its group also have some financial contracts which require prior authorisations from banks or lenders to carry out such transactions as mergers, demergers or changes of control.

i) Agreements between the company and its officers, executives and employees that provide indemnities for the event of unfair dismissal or of termination as a result of a takeover bid.

Contracts between the company and senior managers, including two executive directors, envisage the right to receive indemnities in the event of unfair dismissal as established in article 56 of the Workers' Statute.

In order to enhance their loyalty and permanence, deferred remuneration has been granted to eight senior managers, two of whom are executive directors. This is an extraordinary remuneration item that is effective only when one of the following circumstances occur:

- A senior manager leaves by mutual agreement upon reaching a certain age.

- Unfair dismissal or severance without just cause prior to the date on which the senior manager reaches the age initially agreed upon, if the amount is higher than that resulting from applying the Workers' Statute.

- Death or disability of the senior manager.

To cover this incentive, the company makes annual contributions to a group savings insurance, in which the company is both the policyholder and beneficiary; they are quantified according to a certain percentage of the total monetary remuneration of each senior manager.

This Report is drafted by the Board of Directors of Grupo Ferrovial, S.A., in compliance with article 116 bis of Securities Market Law, and will be made available to the Company's shareholders along with the other documentation and information which will be provided on the occasion of the Company's forthcoming General Shareholders' Meeting.

PROPOSALS
ORDINARY SHAREHOLDERS' MEETING

GRUPO FERROVIAL, S.A.
28 March 2008

ITEM TWO OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS - BALANCE SHEET, INCOME STATEMENT AND NOTES TO FINANCIAL STATEMENTS - AND THE DIRECTORS' REPORT OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER 2007.

Proposal:

"Approve the company's financial statements (balance sheet, income statement and notes to financial statements) and the directors' report authorised by the Board 6 Directors for the year ended 31 December 2007."

ITEM THREE OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS - BALANCE SHEET, INCOME STATEMENT, STATEMENT OF RECOGNISED INCOME AND EXPENSE, CASH FLOW STATEMENT AND NOTES TO FINANCIAL STATEMENTS - AND THE DIRECTORS' REPORT OF THE CONSOLIDATED GROUP OF COMPANIES FOR THE YEAR ENDED 31 DECEMBER 2007.

Proposal:

"Approve the financial statements - balance sheet, income statement, statement of recognised income and expense, cash flow statement and notes to financial statements - and the directors' report of the Company's consolidated group authorised by the Board of Directors for the year ended 31 December 2007."

ITEM FOUR OF THE AGENDA.

PROPOSED DISTRIBUTION OF INCOME FOR THE YEAR 2007 AND DISTRIBUTION OF DIVIDENDS FROM VOLUNTARY RESERVES.

Proposals:

One.-

"Approve the distribution of the year 2007 income, which amounts to 59,104,221.71 euro, as follows:

- Voluntary reserves 5,803,619.37 euro
- Dividend 53,300,602.34 euros

No appropriation has been made to the Legal Reserve as the balance of this reserve is already equivalent to 20% of the company's capital."

Two.-

"Ratify the resolution adopted by the Board of Directors on 25 October 2007 to distribute the amount of 38 euro cent gross per share as an interim dividend out of 2007 income.

The amount of income from the year earmarked for dividends is applied in paying out this interim dividend, which was paid on 15 November 2007."

Three.-

"To approve the distribution of a supplementary dividend of 0.77 euro per share out of the voluntary reserves, equivalent to a total of one hundred seven million forty-one

thousand sixty-four euro and thirteen cent (107.041.064,13 €). This supplementary dividend will be paid to shareholders of Grupo Ferrovial, S.A. on 13 May 2008.

In accordance with the legal provisions, the company's treasury stock will not collect the amount of the agreed dividend and this amount will be distributed to the other shares; this means, at this date[1], a dividend of one euro and fifteen cent (€1.15) per share."

ITEM FIVE OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE CONDUCT OF BUSINESS BY THE BOARD OF DIRECTORS IN 2007.

Proposal:

"Approve the conduct of business by the Board of Directors in 2007."

ITEM SIX OF THE AGENDA.

APPOINTMENT AND RE-APPOINTMENT OF DIRECTORS

[1] In the event that the number of own shares owned by Grupo Ferrovial, S.A. varies between the date of approval of the financial statements by the Board of Directors, i.e. 25 February 2008, and the date of the Shareholders' Meeting, i.e. 28 March 2008, the amount of the dividend per share will be adjusted accordingly.

Proposals:

6.1. Appointment of Eduardo Trueba Cortés.

"Appoint Eduardo Trueba Cortés as director for the bylaw-mandated three-year period."

6.2. Re-appoint Santiago Bergareche Busquet

"Re-appoint Santiago Bergareche Busquet as drector for the bylaw-mandated three-year period."

6.3. Re-appoint Jaime Carvajal y Urquijo

"Re-appoint Jaime Carvajal y Urquijo as director for the bylaw-mandated three-year period."

6.4. Re-appoint Joaquín Ayuso García

"Re-appoint Joaquín Ayuso García as director for the bylaw-mandated three-year period."

6.5. Re-appoint Gabriele Burgio.

"Re-appoint Gabriele Burgio as director for the bylaw-mandated three-year period."

ITEM SEVEN OF THE AGENDA.

REAPPOINTMENT OF AUDITORS FOR THE COMPANY AND CONSOLIDATED GROUP FOR 2008.

Proposal:

"Re-appoint PriceWaterhouseCoopers Auditores, S.L., domiciled in Paseo de la Castellana, 43, 28046 Madrid and with tax identification number B-79031290, as auditors of the Company and its consolidated group for 2008."

ITEM EIGHT OF THE AGENDA.

APPROVAL OF SHARE-BASED REMUNERATION SYSTEMS FOR SENIOR MANAGEMENT AND BOARD MEMBERS WITH EXECUTIVE DUTIES:

8.1. APPROVAL OF A STOCK OPTION PLAN.

8.2. APPROVAL OF PARTICIPATION BY SENIOR MANAGEMENT, INCLUDING BOARD MEMBERS WITH EXECUTIVE FUNCTIONS, IN A REMUNERATION SYSTEM CONSISTING OF THE PAYMENT OF UP TO 12,000 EURO OF THEIR VARIABLE REMUNERATION IN THE FORM OF SHARES OF THE COMPANY.

Proposals:

8.1. APPROVAL OF A STOCK OPTION PLAN.

"Approve a stock options plan applicable to Board members with executive functions and to senior managers who report directly to the Board or to its delegate bodies.

The plan consists of granting stock options of Grupo Ferrovial, S.A., which can only be exercised between three and eight years after granting. This right will be dependent upon attainment of a certain ratio of EBITDA to net productive assets.

The options may be exercised by third parties in years 4, 5 and 6 from their arrangement, with the unexercised portion accumulating in the subsequent periods.

Each option corresponds to one share and the total number of options that can be granted under the plan cannot exceed 1,650,000, equivalent to 1,650,000 shares (1.18% of capital of Grupo Ferrovial, S.A.).

The option's strike price is the arithmetic mean of the share price in the twenty stock market sessions prior to the date on which the options were granted.

It is the competence of the Board of Directors, which it may delegate to the Nomination and Remuneration Committee, to determine the Plan's beneficiaries, establish the number of options to be granted to each one and the premium to be charged and the terms under which vesting is conditional upon attainment of certain ratios of EBITDA to net productive assets and generally establish the Plan's characteristics and conditions."

8.2. APPROVAL OF PARTICIPATION BY SENIOR MANAGEMENT, INCLUDING BOARD MEMBERS WITH EXECUTIVE FUNCTIONS, IN A REMUNERATION SYSTEM CONSISTING OF THE PAYMENT OF UP TO 12,000 EURO OF THEIR VARIABLE REMUNERATION IN THE FORM OF SHARES OF THE COMPANY.

"Approve the participation by senior management and members of the Board of Directors of Grupo Ferrovial, S.A. with executive functions in a remuneration system consisting of the payment of up to 12,000 euro of the variable remuneration in the form of Company shares.

The main features of this plan are as follows:

- Beneficiaries: Members of the Board of Directors of Grupo Ferrovial, S.A. who have executive functions and executives who report directly to the Board of Directors, the Executive Committee or delegate bodies and who are domiciled in Spain.
- Voluntary nature: Acceptance of the remuneration plan by the participants is voluntary.

- Maximum limit: Each participant may collect at most 12,000 euro in the form of shares.

- Delivery date: The initial plan is for the shares to be delivered on 28 March 2008.

- Number of shares to be allocated per participant: This will depend on the amount of remuneration, capped at 12,000 euro, and the share price at end of trading on the Delivery Date.

- Maximum number of shares to be delivered: The maximum total number of shares to be delivered will be that determined on the basis of the closing price of the share on the stock market on the Delivery Date and the total amount of remuneration in this form corresponding to all the participants, subject to the aforementioned cap of 12,000 euro per participant.

- Value of the shares: The price of the Grupo Ferrovial S.A. share at the end of trading on the stock market on the Delivery Date.

- Provenance of the shares: The shares will come from treasury stock, held either directly or through controlled companies.

- Term: This remuneration system will be applicable for the next 12 months."

ITEM NINE OF THE AGENDA.

AUTHORISATION SO THAT, IN CONFORMITY WITH ARTICLES 75 AND RELATED ARTICLES OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS), THE COMPANY MAY ACQUIRE OWN SHARES DIRECTLY OR VIA CONTROLLED COMPANIES, AND REVOCATION OF THE PREVIOUS AUTHORISATION GRANTED BY THE SHAREHOLDERS' MEETING ON 30 MARCH 2007, AND AUTHORISATION TO ALLOCATE SOME OR ALL OF THE OWN SHARES ACQUIRED TO REMUNERATION PROGRAMMES WHOSE PURPOSE OR MECHANISM IS THE DELIVERY OF SHARES OR STOCK OPTIONS, IN ACCORDANCE WITH ARTICLE 75.1 OF THE SPANISH CORPORATIONS LAW.

Proposals:

One.-

"Authorise the Board of Directors to acquire shares of the company on the market, either directly or via dependent companies, in accordance with the applicable legislation in each case and subject to the following limits and requirements:

- Form of acquisition: acquisition via purchase-sale or via any other inter vivos act for a valuable consideration.

- Maximum number of shares to be acquired: up to five per cent (5%) of Grupo Ferrovial, S.A.'s share capital, free of all liens and encumbrances, provided that the shares have been fully paid up and are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A.'s share capital.

- Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the market price and the maximum acquisitòn price shall be 120% of the market price on the date of acquisition.

- Maximum trading volume: the maximum daily trading volume resulting from the acquisition of own shares shall not be more than 25% of the average total trading volume of Grupo Ferrovial, S.A. shares in the previous ten sessions.

- Duration of the authorisation: eighteen (18) months from the date of this resolution.

All of these operations shall comply with the regulations regarding this matter contained in the Company's Internal Code of Conduct."

Two.-

"Revoke the authorisation regarding this matter that was granted by the Shareholders' Meeting on 30 March 2007."

Three.-

"Authorise the Board of Directors to allocate part or all of the own shares that are acquired to the remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law".

ITEM TEN OF THE AGENDA.

DELEGATION OF POWERS TO FORMALISE, REGISTER AND EXECUTE THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS' MEETING AND EMPOWERMENT TO FORMALISE THE DEPOSIT OF THE FINANCIAL STATEMENTS AS REFERRED TO IN ARTICLE 218 OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS).

Proposal:

"Delegate to the Chairman of the Board of Directors, Mr. Rafael del Pino y Calvo-Sotelo, to the CEO, Mr. Joaquín Ayuso García, and to the Director-Secretary, Mr. José María Pérez Tremps, the power for any of them, without distinction, to formalize and express as a public instrument the resolutions adopted by this Shareholders' Meeting and, in particular, to present for filing at the Mercantile Registry the certificates of the resolutions approving the financial statements and the distribution of income, attaching the legally-required documents, and to grant any other public or private document that may be required to register the adopted resolutions at the Mercantile Registry, including the power to request partial registration, and with powers to remedy or rectify on the basis of verbal or written judgements made by the Registrar."

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

On this date, BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., issued a communiqué regarding the sale of World Duty Free Europe Limited ("WDF") to the Italian company AutoGrill S.p.A. for 546.6 million pounds sterling.

Attached as an Annex to this disclosure is BAA's original communiqué in English, with a Spanish translation for information purposes only.

Madrid, 10 March 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

BAA announces sale of World Duty Free Europe

BAA today announces that it has agreed to sell World Duty Free Europe Limited ("WDF") to Autogrill S.p.A. for £546.6 million[1].

With over €4.8bn of sales in 2007, Autogrill Group is active in 42 countries with around 70,000 employees. It operates over 5,200 shops in over 1,100 locations, serving 890 million customers a year. Its main business channels are airports, motorways and railway stations but the Group has also significant operations in shopping centres, trade fairs, museums and city high streets.

BAA is selling WDF as part of its ongoing non-core asset disposal program. WDF will enter into a 12-year concession agreement for the operation of duty free stores at BAA's seven UK airports.

Proceeds of the sale will be used to repay debt in accordance with the terms of the ADI financing agreements. The disposal is conditional upon ECMR clearance and is expected to complete towards the end of April.

-ends-

Further information from: -

Malcolm Robertson, BAA Limited, 07788 567680
Mike Smith, Finsbury, 0207 251 3801

Notes to editors: -

[1] The equity purchase price of £546.6m is stated as at 31 December 2007. The final consideration will be adjusted upwards from this date until completion at a rate equivalent to LIBOR +2%.

Autogrill

With a portfolio of 350 international, national and local brands, managed directly or through a license, Autogrill operates in two sectors: food & beverage and retail.

Listed on the Milan stock exchange since 1997, Autogrill is controlled by Edizione Holding S.p.A. (the Benetton family's financial holding), which holds 58.7% of its share capital through Schematrentaquattro S.r.l. (a wholly owned subsidiary of Edizione Holding). Autogrill's market capitalisation is approximately €2.63 billion.

Traducción del inglés a efectos exclusivamente informativos

BAA anuncia la venta de World Duty Free Europe

BAA anuncia hoy que ha llegado a un acuerdo para vender World Duty Free Europe (WDF) a Autogrill S.p.A. por 546,6 millones de libras esterlinas[1].

Con una facturación superior a los 4.800 millones de euros en 2007, Autogrill Group está presente en 42 países y tiene una plantilla superior a los 70.000 empleados. Opera en torno a 5.200 tiendas en más de 1.100 localizaciones y sirve a 890 millones de consumidores cada año. Sus principales canales de ventas están situados en aeropuertos, autopistas y estaciones de ferrocarril, aunque cuenta también con puntos de venta en centros comerciales, recintos feriales, museos y calles céntricas de las ciudades.

BAA vende WDF como parte de su programa de desinversión de activos no estratégicos. WDF firmará con BAA un acuerdo de concesión por un plazo de 12 años para operar las tiendas de *duty free* en siete aeropuertos de Reino Unido.

Los fondos obtenidos en esta operación se utilizarán para repagar la deuda de acuerdo con los términos suscritos en los acuerdos de financiación de ADI. La venta está condicionada a la aprobación de la ECMR (autoridades europeas en materia de competencia) y se espera que se complete hacia finales de abril.

Más información

Malcolm Robertson, BAA Limited, 07788 567680
Mike Smith, Finsbury, 0207 251 3801

Notas:

[1] El precio de compra de 546,6 millones de libras está referido al 31 de diciembre de 2007. La cifra final se ajustará con la adición de los intereses que se generen desde el día de hoy hasta que se complete la transacción a una tasa del LIBOR +2%.

Autogrill
Con una cartera de 350 marcas internacionales y locales, gestionadas directamente o a través de una licencia, Autogrill opera los sectores de la restauración y de las ventas al por menor. Autogrill, que cotiza en la bolsa de Milán desde 1997, está controlada por Edizione Holding (una compañía holding de la familia Benetton), que controla el 58,7% de su capital a través de Schematrentaquattro (un filial propiedad al 100% de Edizione Holding). La capitalización bursátil de Autogrill es de aproximadamente 2.630 millones de euros.

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following:

REGULATORY DISCLOSURE

On this date, BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., issued a communiqué in response to the publication by the Civil Aviation Authority ("CAA") of the price review for the next 5-year period.

Attached as an Annex to this disclosure is BAA's original communiqué in English, a translation of which will be filed shortly with the CNMV.

Madrid, 11 March 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

BAA response to CAA Price Review

Following the CAA Price Review announced today, BAA remains committed to transforming Britain's airports, and will spend £4.8bn in the next five years doing so.

Terminal Five, which is officially opened later this week, will only be the start of that process.

BAA believes, however, the Review does not recognise sufficiently: the scale of the task we are embarked on; the pressures of handling such large infrastructure projects; the full cost of the increased security requirements; as well as the impact of the credit market turmoil.

As previously stated, BAA's intention is to effect a refinancing by which it will adopt a financial structure consistent with those successfully employed by other UK regulated businesses for a number of years.

Today's publication by the CAA of the regulatory settlement for the next quinquennium represents the passing of an important milestone in the refinancing process for BAA and so enables BAA to proceed to finalise the details of the refinancing for the first time since the acquisition by ADIL.

BAA intends to implement the refinancing which includes a migration of existing bondholders into an investment grade, ring-fenced structure backed by the designated assets of the group (the three London airports and Heathrow Express) by the end of the second quarter of this year. Plans for the refinancing are well advanced and BAA is actively engaging with key parties including the rating agencies.

Conscious of the existing difficulties in the capital markets, BAA is also working constructively on a bond and bank based financing which can be effected within the same investment grade securitisation structure in order to improve the chance of completing the refinancing in these challenging market conditions.

BAA confirms its intention to start a formal consultation process with leading bondholders under the auspices of the Association of British Insurers ("ABI") in due course and will provide a further update to bondholders at that time.

BAA is also today due to publish its 2007 annual report, which is available on BAA's website at www.baa.com. Analysts and institutional bondholders will be invited to a conference call to discuss BAA 2007 financial results and the CAA Price Review, to be held on 17th March 2008.

-ends-

Further information from: -

Malcolm Robertson, BAA Limited, 07788 567680
Mike Smith or Andrew Mitchell, Finsbury, 0207 251 3801

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Further to the Regulatory Disclosure published on this day with number 2008022635, attached for information purposes is a translation of the communiqué issued by BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., in response to the publication by the Civil Aviation Authority ("CAA") of the price review for the next 5-year period.

The full text published by the CAA may be viewed at
www.caa.co.uk/docs/5/ergdocs/heathrowgatwickdecision_mar08.pdf

Madrid, 11 March 2008.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

TRADUCCIÓN A EFECTOS INFORMATIVOS

Respuesta de BAA a la revisión tarifaria de la CAA

Tras la revisión de tarifas anunciada hoy por la CAA, BAA continúa comprometida en la transformación de los aeropuertos de Reino Unido e invertirá 4.800 millones de libras (en torno a 6.270 millones de euros) en los próximos cinco años en esa tarea.

La Terminal 5, que se inaugura oficialmente el próximo viernes, es sólo el principio de ese proceso.

BAA considera, sin embargo, que la revisión tarifaria no reconoce suficientemente: la magnitud de los desafíos a los que BAA va a hacer frente, las dificultades de desarrollar proyectos de infraestructuras de las dimensiones que se requieren en los aeropuertos, el coste total del incremento de la seguridad, así como el impacto de las turbulencias de los mercados crediticios.

Como hemos anunciado, la intención de BAA es llevar a cabo su financiación permanente, que permitirá a la compañía tener una estructura financiera semejante a aquéllas que han sido adoptadas con éxito por otras empresas británicas con negocios regulados durante muchos años.

La publicación en el día de hoy del marco regulatorio para los próximos cinco años representa un hito importante en el proceso de refinanciación de BAA y permite a la compañía cerrar los detalles de esta refinanciación por primera vez desde que el gestor de aeropuertos fue adquirido por ADIL.

BAA tiene la intención de implementar un esquema de financiación permanente que incluye la migración de los tenedores de bonos de BAA a una estructura respaldada por los activos regulados del grupo (los tres aeropuertos de Londres y Heathrow Express) y que está prevista para finales del segundo trimestre de este año. Los planes para la refinanciación están avanzados y BAA trabaja activamente con todas las partes interesadas, incluyendo las agencias de rating.

Conscientes de las dificultades existentes en los mercados de capital, BAA está trabajando constructivamente en una financiación basada en bonos y en créditos bancarios, que se va a realizar dentro de una estructura titulizada que cuente con un *investment grade* con el fin de aumentar las posibilidades de completar la refinanciación en las complicadas condiciones actuales del mercado.

BAA confirma su intención de iniciar un proceso formal de consulta con los principales tenedores de bonos a través de la Association of British Insurers ("ABI") en el momento apropiado y proporcionará nuevas informaciones a los tenedores de bonos en ese momento.

BAA publicará también hoy su informe anual de 2007, que estará disponible en su web www.baa.com. BAA celebrará una *conference call* con analistas y tenedores institucionales de bonos el próximo 17 de marzo de 2008 para tratar los resultados financieros de la compañía de 2007 y la revisión tarifaria de la CAA.

Más información:
Malcolm Robertson, BAA Limited, 07788 567680
Mike Smith or Andrew Mitchell, Finsbury, 0207 251 3801

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), and as a continuation of the Regulatory Disclosure filed with the Commission on 10 March 2008 with registration number 2008022282, GRUPO FERROVIAL, S.A. (Ferrovial) hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

As additional information to the Regulatory Disclosure issued yesterday, the capital gain to be obtained by Ferrovial through the sale of World Duty Free Limited ("WDF") is estimated to be approximately 170 million euro.

Madrid, 11 March 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

ferrovial

OTHER DISCLOSURES

GRUPO FERROVIAL S.A. hereby announced that BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., will hold a conference call on 17 March 2008 with BAA bondholders in order to present company earnings for the year ended 31 December 2007, and to discuss the decision by CAA regarding the price review for the next 5-year period.

The announcement made by BAA is attached as an annex.

Madrid, 14 March 2008

BAA BONDHOLDER CONFERENCE CALL – MONDAY 17 MARCH 2008

- **BAA Group Annual Report – year ended 31 Dec 2007**
- **CAA final price determination announcement**

You are invited to a BAA bondholders conference call which will be hosted by Jose Leo (Chief Financial Officer) at **2pm, Monday 17 March 2008**. The purpose of this call is to discuss the BAA Group annual report for the year ended 31 December 2007 and the recent CAA final price determination announcement. A slide presentation addressing these topics will be available at BAA website ahead of the call.

If you have any questions regarding the BAA Group 2007 Annual Report or the CAA price determination announcement which you wish to be specifically discussed on the call, please submit these to treasury@baa.com by 12 pm, Friday 14 March 2008.

Please see dial-in details below:
Time: 14:00 (UK time)
Conference Code ID: 38667815
Numbers:
UK Freephone: 0800 694 1503
US Toll Free: 1866 223 0615
Standard International: +44 (0) 1452 586 513

<u>Agenda</u>
1. Welcome and introduction
2. BAA group annual report – year ended 31 Dec 2007
3. CAA final price determination announcement
4. Q&A session based on submitted questions

A replay facility for the conference call will be available for 7 days after this event. The details to access this facility are below:
Conference Code ID: 38667815#
Numbers:
UK Local Dial In: 0845 245 5205
UK Free Call Dial In: 0800 953 1533
US Free Call Dial In: 1866 247 4222
International Dial In: +44 (0) 1452 55 00 00
Participant list Information Required: Full Name & Company

ferrovial

OTHER DISCLOSURES

Attached is a presentation in connection with a conference call scheduled for today by BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A.

Madrid, 17 March 2008

Highlights from the Annual Results
December 2007

BAA


Arrivals
Baggage reclaim

Disclaimer

- The information in this document is taken from the BAA 2007 Annual Results ("the Results") which were published on 11 March 2008 and other public information available. This information is intended to provide a summary of the information in the Results. Recipients of this information should note that this summary does not reproduce in full the financial statements, the accounting policies or the notes to the financial statements which are contained in the Results and accordingly, the information contained herein should be read in conjunction with and is qualified in its entirety by the information set out in the Results. Nothing in this document should be construed as advice or as an offer to sell or buy securities.
- This document uses the term "Earnings Before Interest, Tax, Depreciation and Amortisation" ('EBITDA'), calculated excluding profit and loss on disposals and fair value gains and losses. This term is not defined by UK GAAP or International Financial Reporting Standards ('IFRS') and therefore is not part of the audited information. However, the figures which are used to calculate EBITDA for the year ended December 2007 are derived from audited information(*).
- Financial information included in this document is provided for continuing operations unless stated otherwise, in accordance with IFRS applied in the 2007 Results. Continuing operations exclude results from investments sold during the year 2007 (Budapest and Australia investments) or from those expected to be sold in the near future, Airport Property Partnership ('APP') and World Duty Free Europe ('WDF'). Appendix I includes a reconciliation of key financials from continuing operations to total operations for 2007.

(*) Figures for the year ended December 2006 are unaudited and are taken from the Group's management accounts.

Highlights of the year ended 31 December 2007

BAA

- Passenger traffic in BAA's UK and Naples airports increased by 2.0% to 155.7 million.
- Strong increase in traffic on the routes between the UK airports and North Atlantic, China and India offset a decline in domestic passengers.
- Revenue up by 7.9% to £ 2,247 million.
- EBITDA up by 15.5% to £956 million includes:
  - £18 million above budget spent on cleaning, repairing and improving existing facilities (total invested, including capex, in excess of £33 million)
  - Over £40 million spent in Terminal 5, testing systems and ensuring a successful opening on 27th of March 2008
  - Cost of recruiting 2,200 new security guards to reduce queues whilst meeting security standards regulation
  - £73 million provision for new restructuring programme to simplify managerial and backoffice support staff arrangements

Highlights of the year ended 31 December 2007

BAA

- Capex spent £1,170 million. Most significant projects during 2007 were:
  - Completing Terminal 5 (99% complete as of 31st December 2007)
  - Reconfiguration of Terminal 1 check-in areas
  - Transformation of forecourt and Virgin check-in zone in Terminal 3
  - Extension of Gatwick's South Terminal
  - Extension of Stansted's arrivals area
  - Development of a new Glasgow's departure lounge
- Sale of investments in Budapest and Australia generated proceeds of £1,602 million.
- Sale of WDF for £546 million agreed in March 08. Expected completion in April (subject to EU clearance).
- £800 million Capex facility entered into by ADIL in February 2008 in addition to the undrawn committed facilities which as at 31 December 2007 amounted to £1,270 million (the existing Capex facility of £1,020 million and Working Capital Facility of £250 million).

Overview

BAA

Continuing operations	Year ended Dec 2007	Year ended Dec 2006 (*)	Change %
Regulated airports	**126.8**	125.1	1.3%
Non regulated airports	**23.2**	22.5	2.8%
Naples	**5.7**	5.1	11.3%
Passenger traffic (million)	**155.7**	152.7	2.0%
(£ million)			
Revenue	**2,247**	2,083	7.9%
EBITDA	**956**	828	15.5%
Operating profit	**627**	762	-17.7%
Underlying Operating profit (1)	**747**	659	13.4%
CAPEX	**1,170**	1,418	-17.5%
Net debt	**6,955**	6,299	10.4%

(*) Figures for the year ended December 2006 relate to the Income Statement, are unaudited and are taken from the Group's management accounts.
(1) Operating profit before certain remeasurements and exceptionals.

Passenger traffic

BAA

Passenger growth by airport


13.5%
11.5%
9.5%
7.5%
5.5%
3.5%
1.5%
-0.5%
-2.5%
0.8%
3.2%
0.3%
-1.1%
5.0%
7.9%
2.8%
13.3%
Heathrow
Gatwick
Stansted
Glasgow
Edinburgh
Aberdeen
Southampton
Naples

Total passengers: 67.9m 35.2m 23.8m 8.7m 9.0m 3.4m 2.0m 5.7m


30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
1.2%
-4.0%
3.7%
-1.1%
1.0%
-4.7%
-2.5%
0.2%
25.3%
-4.4%
14.7%
5.5%
24.0%
-7.4%
11.0%
15.2%
Heathrow
Gatwick
Stansted
Glasgow
Edinburgh
Aberdeen
Southampton
Naples
International
Domestic

Passenger traffic

BAA

UK passenger growth by market



7.0%
5.0%
3.0%
1.0%
-1.0%
-3.0%
-5.0%
-7.0%
-1.9%
-2.6%
2.9%
-5.5%
2.9%
5.2%
UK + Channel Islands
Eire
European scheduled
European charter
North Atlantic
Other long-haul
Total passengers: 26.2m
6.7m
62.0m
9.8m
19.6m
25.7m

KPI's

BAA

Aeronautical charges per passenger (£)	**Year ended Dec 2007**	Year ended Dec 2006 (*)	Change %
Heathrow	**9.2**	8.4	9.1%
Gatwick	**5.0**	4.7	5.1%
Stansted	**5.4**	3.3	61.5%
Glasgow	**5.0**	5.0	-0.1%
Edinburgh	**5.4**	5.4	-0.5%
Aberdeen	**6.6**	6.6	0.7%
Southampton	**6.6**	6.7	-2.1%
UK Airports	**7.0**	6.3	11.3%
Naples	**3.5**	3.6	-1.7%
BAA	**6.9**	6.2	10.9%

(*) Figures for the year ended December 2006 are unaudited and are taken from the Group's management accounts.

KPI's

BAA

Net retail income per passenger (including WDF concession fee) (£)	**Year ended Dec 2007**	Year ended Dec 2006 (*)	Change %
Heathrow	**4.6**	4.5	2.0%
Gatwick	**4.3**	4.3	0.7%
Stansted	**3.7**	3.6	5.4%
Glasgow	**3.1**	3.0	5.3%
Edinburgh	**2.8**	2.6	8.6%
Aberdeen	**2.6**	2.4	6.5%
Southampton	**4.2**	3.8	10.3%
UK Airports	**4.2**	4.1	2.8%
Naples	**1.9**	1.8	6.7%
BAA	**4.1**	4.0	2.6%

(*) Figures for the year ended December 2006 are unaudited and are taken from the Group's management accounts.

Revenue

BAA

Revenue by airport



Revenue 07
1.8%
1.8%
2.0%
1.1%
3.9%
3.8%
10.8%
56.7%
18.1%



Revenue 06
1.8%
1.6%
2.4%
1.1%
3.9%
4.0%
9.0%
57.6%
18.6%
Heathrow
Gatwick
Stansted
Glasgow
Edinburgh
Aberdeen
Southampton
Naples
Other

Revenue by business



20.9%
8.5%
48.5%
22.1%



22.0%
46.4%
8.8%
22.8%
Aeronautical
Retail
Car Parks
Other

EBITDA

BAA

EBITDA (*) (£ million)	Year ended Dec 2007	Year ended Dec 2006	Change %
Heathrow	**596**	571	4.3%
Gatwick	**153**	140	9.2%
Stansted	**115**	74	54.9%
Regulated airports	**863**	785	9.9%
Glasgow	**40**	37	6.7%
Edinburgh	**46**	42	10.0%
Aberdeen	**19**	15	23.7%
Southampton	**9**	8	11.8%
Non regulated airports	**113**	102	11.0%
UK Airports	**976**	887	10.0%
Naples	**12**	11	9.1%
Total Airports	**988**	898	10.0%
Other	**(32)**	(70)	54.3%
BAA (continuing operations)	**956**	828	15.5%
Discontinued operations	**81**	156	-47.9%
Total BAA	**1,037**	984	5.4%

(*) EBITDA presented prior to the allocation of the reorganisation costs to the airports for comparative purposes.

EBITDA pre-exceptional margin

BAA



55.0%
53.0%
51.0%
49.0%
47.0%
45.0%
43.0%
41.0%
39.0%
37.0%
35.0%
50.9%
49.8%
37.7%
42.2%
51.5%
42.8%
46.1%
46.9%
52.5%
52.2%
45.0%
41.1%
38.1%
42.0%
Heathrow
Gatwick
Stansted
Glasgow
Edinburgh
Aberdeen
Southampton
2007
2006

- EBITDA margins for 2007 included above are presented on the same basis as 2006 figures for comparative purposes and do not reflect the change of methodology during 2007 by which BAA has commenced charging the full corporate office costs to the airports (given that all corporate costs are incurred for and on behalf of the different airports).
- Costs of new security standards as well as investment in cleaning, improving and repairing existing facilities affected significantly the South East airports in 2007. However, the effect of these costs on EBITDA margins at Heathrow and Stansted were offset by the regulated increase in tariffs above RPI for Heathrow and the elimination of certain discounts which were being applied on tariffs at Stansted.

Underlying Operating profit

BAA

Operating profit (£ million)	Year ended Dec 2007	Year ended Dec 2006 (*)	Change %
Operating profit	**627**	762	-17.7%
Reorganisation costs (**)	**80**	81	
Terminal 5 launch / operational readiness costs	**40**	12	
Terminal 1 & 2 accelerated depreciation	**66**	17	
Bid advisory costs	**-**	60	
Profit on sale of Heathrow land	**-**	(44)	
Other	**-**	4	
Exceptionals	**186**	130	
Fair value gains on investment properties	**(45)**	(252)	
Fair value gains / (losses) on derivative financial instruments	**(21)**	19	
Certain remeasurements	**(66)**	(233)	
Underlying Operating profit	**747**	659	13.4%

(*) Figures for the year ended December 2006 relate to the Income Statement, are unaudited and are taken from the Group's management accounts.

(**) Includes new restructuring programme costs amounting to £73 million.

Disposals

BAA

(£ million)	Budapest	Australia
Carrying value of disposed operations	**1,343**	**28**
Proceeds		
Cash and cash equivalents	1,020	342
Loan notes (discounted on acquisition)	222	-
Loan notes (non-cash)	67	-
Total proceeds (*)	**1,309**	**342**
Gain / (loss) on disposal of discontinued operations	**(34)**	**314**

(*) Budapest consideration also includes £18 million dividend received prior to disposal.

CAPEX

BAA

CAPEX (£ million)	**Year ended Dec 2007**	Year ended Dec 2006 (*)	Change %
Heathrow	**879**	1,122	-21.7%
Gatwick	**90**	99	-9.1%
Stansted	**89**	104	-14.4%
Regulated airports	**1,058**	1,325	-20.2%
Non regulated airports	**49**	53	-7.5%
UK Airports	**1,107**	1,378	-19.7%
Other	**63**	40	57.5%
BAA	**1,170**	1,418	-17.5%

(*) Figures for the year ended December 2006 are unaudited and are taken from the Group's management accounts.

Cash flow

BAA

Cash Flow (£ million)	Year ended Dec 2007
EBITDA from continuing operations	956
Tax paid and change in working capital	19
Cash generated from discontinuing operations	80
Net cash from operating activities	**1,055**
Capital expenditure & other investments	(1,147)
Loan to parent entity	(1,897)
Investing activities of discontinued operations & other divestments	1,643
Cash flows from investing activities	**(1,401)**
Cash flows from activities	**(346)**
Interest paid	(378)
Increase in borrowings	744
Cash flows from financing activities	**366**
Changes in cash and cash equivalents	**20**

Net debt movement

BAA

(£ million)		Net debt December 06 (*)	(6,299)
Decrease net debt		**Increase net debt**	
Cash flow from operating activities	1,055	Capital expenditure & other investments	1,147
Disposal proceeds: Budapest	1,260	Net interest paid	378
Disposal proceeds: Australia	342	Fair value revaluation on Euro bonds	148
Redemption of NATS loan notes	41	Loan to ADIL (parent entity)	1,897
Debt reclassified to liabilities of assets held for sale	208		
Other	8		
	2,914		3,570
		Movement in net debt	(656)
		Net debt December 07 (*)	**(6,955)**

(*) Net debt does not include interest payable

Guarantee and security

BAA

Guarantee

- All existing non-convertible BAA bonds, other than £30 million Lynton debenture, and EIB loan facilities are guaranteed by the three London airports.
- BAA borrowings under ADIL Capex facility and £200m Bridging term facility amounted to £980m and £200m respectively as at 31 December 2007. Both borrowings are guaranteed and secured by BAA, the three London airports and certain other subsidiaries. They also guarantee the ADIL Senior and Subordinated bank loan facilities up to a maximum value so that financial covenants in certain of the existing BAA bonds are not breached.
- The guarantee as at 31 December 2007 amounted to £1,180 million in respect of BAA borrowings under Capex and Bridging facilities and £1.8 billion in respect of ADIL Senior and Subordinated facilities.

Security

- £30 million Lynton debenture is secured on certain properties of BAA Group.
- All other BAA bonds and the EIB loan facilities are unsecured.
- BAA, the three London airports and certain other BAA subsidiaries have given security over their respective assets in support of the BAA Bridging term facility and the BAA borrowings under ADIL Senior Capex facility as well as the ADIL Senior and Subordinated bank loan facilities. The level of the security is limited to a maximum value so that financial covenants in certain of the existing BAA bonds are not breached.
- As at 31 December 2007 security, limited as stated above, is provided by BAA and its subsidiaries in support of BAA Group debt totalling £1,180 million. In addition to that, the amount of security provided in respect of the guarantee issued to support debt incurred by ADIL was £1.3 billion as at 31 December 2007.

Balance Sheet

BAA

Balance Sheet (£ million)	Dec 2007	Dec 2006
Non current assets	**14,692**	13,902
Intangible assets	**80**	130
Investment Property	**3,139**	3,503
Property, plant and equipment	**11,128**	10,134
Other non current assets	**345**	135
Assets held for sale	**550**	1,460
Current assets	**2,507**	516
Other current assets	**2,367**	423
Cash and cash equivalents	**140**	93
TOTAL ASSETS	**17,749**	15,878
Non-current liabilities	**(8,457)**	(8,193)
Borrowings	**(6,621)**	(6,156)
Deferred tax liabilities	**(1,713)**	(1,687)
Other non current liabilities	**(123)**	(350)
Liabilities associated with assets held for sale	**(266)**	(125)
Current liabilities	**(1,688)**	(1,211)
Borrowings	**(620)**	(369)
Bonds and bank borrowings	**(474)**	(236)
Interest payable	**(146)**	(133)
Other current liabilities	**(1,068)**	(842)
TOTAL LIABILITIES	**(10,411)**	**(9,529)**
NET ASSETS	**7,338**	**6,349**
Equity		
Attributable to the company's equity holders	**7,325**	6,339
Minority interest	**13**	10
TOTAL EQUITY	**7,338**	6,349

Financing


39.6%
2.8%
0.9%
10.2%
2.7%
43.8%
Equity
Bonds and bank borrowings
Deferred tax liabilities
Borrowings
Interest payable
Working Capital

Investing


0.8%
11.8%
1.7%
0.5%
18.8%
66.5%
Net Assets Held for sale
Investment Property
Cash and cash equiv.
Intangible assets
Property, plant and equipment
Loan to parent entity

BAA

Appendix I – Reconciliation of key financials from continuing to total operations

BAA

	Year ended December 2007		
(£ million)	Continuing operations	Discontinued operations	Total
Revenue	2,247	379	2,626
Operating costs	(1,291)	(298)	(1,589)
EBITDA	**956**	**81**	**1,037**
Depreciation and amortisation	(392)	(11)	(403)
Fair value gains	66	16	82
Profit and loss on disposal of assets	(3)	2	(1)
Gains on disposal of operations	n/a	280	280
Operating profit	**627**	**368**	**995**
Share of profit from associates	-	6	6
Financing results	(64)	(19)	(83)
Profit before tax	**563**	**355**	**918**
Taxation	(68)	(106)	(174)
Consolidated profit for the year	**495**	**249**	**744**

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

On this date, BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., issued a communiqué that Airport Property Partnership ("APP"), owned 50% each by BAA and Morley Fund Management, has reached an agreement to sell a portfolio of 33 assets to The Arora Family Trust for 265 million pounds sterling.

Attached as an Annex to this disclosure is BAA's original communiqué in English, with a Spanish translation for information purposes only.

Madrid, 21 March 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

21 March 2008

BAA agrees partial sale of APP (Airport Property Partnership) assets

BAA Limited announces that The Airport Property Partnership ("APP"), a 50:50 joint venture between BAA Limited ("BAA") and clients of Morley Fund Management Limited ("Morley"), has entered into an agreement to sell a portfolio of 33 assets to The Arora Family Trust for £265 million.

The transaction includes the forward sale of two properties currently under development which BAA and Morley will fund to completion. The portfolio accounts for approximately one quarter of APP's total portfolio by value.

The sale of 31 properties is expected to close in the second quarter of this year. The sale of the two developments will close later in the year once the developments are completed.

Part of the proceeds from the transaction will be used to repay APP's existing debt and the balance after costs will be returned to BAA and Morley

The transaction is part of BAA's strategy to dispose of non-core assets, and represents the first stage in the sale of APP and BAA Lynton, BAA's property management company.

BAA was advised on this transaction by Morgan Stanley & Co. Limited.

-ends-

Further information from: -

Malcolm Robertson, BAA Limited, 07788 567680

Don Hunter, Finsbury, 0207 251 3801

For further information on BAA, visit www.baa.com

Traducción del inglés a efectos exclusivamente informativos

BAA acuerda la venta parcial de activos de APP (Airport Property Partnership)

Londres, 21 de marzo de 2008. BAA ha anunciado que Airport Property Partnership (APP), una propiedad conjunta al 50% de BAA y Morley Fund Management, ha alcanzado una acuerdo de venta de una cartera de 33 activos a The Arora Family Trust por valor de 265 millones de libras.

Esta transacción incluye la venta de dos propiedades que están actualmente en construcción, y que BAA y Morley financiarán hasta que estén terminadas. Los activos transferidos representan aproximadamente una cuarta parte del valor total de la cartera de APP.

Se espera que la venta de otros 31 activos esté concluida durante el segundo trimestre de este año, mientras que la transacción de las dos propiedades en construcción se realizará a finales de año.

Una parte de los ingresos precedentes de la transacción serán utilizada para pagar la deuda existente de APP. El balance después de costes se distribuirá entre BAA y Morley.

Esta operación responde a la estrategia de ADI de desinvertir en los activos no estratégicos de BAA y representa la primera etapa en el proceso de venta de APP y BAA Lynton, la firma de gestión inmobiliaria de BAA.

BAA ha sido asesorada en esta operación por Morgan Stanley.

Más información:
Malcolm Robertson, BAA Limited, +44 7788 567680
Mike Smith, Finsbury, +44 207 251 3801

ferrovial

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

1. On this day, the Annual Shareholders' Meeting of Grupo Ferrovial, S.A. approved, among others, the following resolutions:

   - Approval of the financial statements and directors' report of Grupo Ferrovial, S.A. for 2007.
   - Approval of the financial statements, including the statement of recognised income and expense and the cash flow statement, and the directors' report of the Company's consolidated group for 2007.
   - Application of 2007 income including the distribution of a dividend for that year out of reserves for the amount of 1.15 euro per share, which, net of the interim dividend already paid, leaves 0.77 euro per share, which will be paid from 13 May 2008.
   - To approve the conduct of business by the Board of Directors in 2007.
   - Re-appointment of the directors Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Joaquín Ayuso García, and Gabriele Burgio, and appointment of Eduardo Trueba Cortés as a director.
   - Reappointment of PriceWaterhouseCoopers Auditores, S.L. as auditors of the Company and its consolidated group for 2008.
   - Approval of:
     - An option plan on the Company's stock, details of which will be given in a subsequent disclosure.
     - A system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of part of the variable remuneration in the form of shares of the Company, capped at 12,000 euro per person. Full information about this system was disclosed on 1 February 2008, regulatory disclosure number 88835.

   The terms of the resolutions approved by the General Meeting on each point of the agenda coincide with the proposed resolutions submitted to the Comisión Nacional del Mercado de Valores on 28 February 2008, regulatory disclosure number 89928.

2. The Board of Directors meeting held on this date re-appointed Joaquín Ayuso García as Chief Executive Officer and renewed the appointment of Santiago Bergareche Busquet, Jaime Carvajal

Urquijo and Joaquín Ayuso García as members of the Executive Committee.

Madrid, 28 March 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

On 28 March 2008, in compliance with the provisions of article 130 and Additional Provision Four of the Spanish Corporations Law (Ley de Sociedades Anónimas), the Company's Ordinary Shareholders' Meeting approved the application of a remuneration system consisting of a Stock Options Plan.

The Board of Directors approved the aforementioned Options Plan and established the general conditions, subject to subsequent approval by the Shareholders' Meeting. The main characteristics of the Plan are as follows:

- **Object:** Options on shares of Grupo Ferrovial, S.A. The total number of options that can be granted under the plan may not exceed 1,650,000, equivalent to 1,650,000 shares (1.18% of the capital stock of Grupo Ferrovial, S.A.).
- **Scope:** Members of the Board of Directors of Grupo Ferrovial, S.A. who have executive functions and senior managers who report directly to the Board or to its delegate bodies. At the date of this disclosure, there are 15 people in that scope.
- **Parity:** One option gives the right to buy one share.
- **Strike price:** The option's strike price is the arithmetic mean of the Company's weighted share price in the twenty stock market sessions prior to the date on which the options were granted.
- **Formalisation date:** Scheduled for May 2008.
- **Vesting period**: three years. **Exercise period:** five years, following expiration of maturity period. The options may be exercised at one or more times. The options may also be exercised by third parties in years 4, 5 and 6 from their arrangement, with the unexercised portion accumulating in the subsequent period.
- **Vesting conditions:**

- Obtainment, during the vesting period, of a ratio between EBITDA and net productive assets of 6% or more; vesting will be proportional where that ratio is between 4% and 5.9%; where the ratio is less than 4%, the options lapse.
- Continued service in the Company until the date of exercise, except in exceptional circumstances such as retirement, disability or death. In the event of unfair dismissal, the number of options that may be exercised will be proportional to the time elapsed.

- **Premium to be paid by the beneficiary:** Beneficiaries must pay a premium per option, which will be determined on the basis of the option strike price that is finally set.

ferrovial

In order to hedge future appreciation in the Company share value, the Board of Directors has authorised the arrangement a hedge with a financial institution, which will be settled by differences. The hedge will be effective as of the date of formalisation of the plan and does not oblige the financial institution to hold the Grupo Ferrovial shares underlying the Options Plan in its portfolio. Moreover, the arrangement of this hedge does not entail the transfer of treasury shares.

Madrid, 28 March 2008.

José María Pérez Tremps
Director and Secretary of Grupo Ferrovial, S.A.

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

On this date, BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., issued a communiqué updating information regarding the refinancing of BAA.

Attached to this disclosure is the communiqué issued by BAA in its original English version, with a Spanish translation for information purposes only.

Madrid, 8 April 2008

José Maria Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

8th April 2008

BAA provides a further update regarding the refinancing of its debt

As previously stated, BAA's intention is to effect a refinancing through which it will establish a long term, stable financial structure consistent with those successfully implemented by other UK regulated businesses.

Whilst over time, it is expected that its funding for its designated assets (Heathrow, Gatwick and Stansted airports and Heathrow Express) will be raised primarily through bonds issued in the capital markets, BAA is initially considering a combination of bank and bond financing to maximise the chances of a successful and timely completion of the refinancing in the current challenging debt capital markets.

As part of the refinancing, BAA intends to migrate existing bondholders into an investment grade, ring-fenced securitisation structure backed by BAA's designated assets. BAA re-confirms its intention to commence - in due course - a formal consultation with leading bondholders under the auspices of the Association of British Insurers ("ABI") to migrate BAA's existing euro and sterling bonds into the proposed structure and will provide a further update to bondholders at that time.

A separate bank debt refinancing of the group's other UK airports outside of the designated airport group is also proposed. The proceeds of both the designated and non-designated financings will allow the group to make the requisite repayments of its acquisition facilities. Both processes will conclude simultaneously.

The development of the proposed financing structure and discussions with key transaction parties, including rating agencies and the banks providing facilities for both financings, are well advanced. Final quantums and pricing for both facilities have not yet been agreed. Subject to credit market conditions BAA is targeting implementation of both financings as soon as possible, and currently expects to initiate the financings in the second quarter of 2008 with completion intended to occur early in the third quarter of 2008.

-ends-

Media enquiries: Malcolm Robertson, BAA Limited, 07788 567680

Analyst/bondholder enquiries: Olga Polozhenko, BAA Limited, 0208 745 9925 or email investors@baa.com

Traducción del inglés a efectos exclusivamente informativos

BAA actualiza la informació n sobre la refinanciación de su deuda

Londres, 8 de abril de 2008. BAA, tal y como se ha anunciado, tiene intención de llevar a cabo su refinanciación con el fin de crear una estructura financiera permanente semejante a aquéllas implementadas por otras empresas británicas con negocios regulados.

BAA pretende financiar en el futuro las inversiones en sus activos regulados (Heathrow, Gatwick y Stansted y Heathrow Express) a través de la emisión de bonos en los mercados financieros. No obstante, en estos momentos, BAA está considerando una combinación de financiaciones con préstamos bancarios y con emisión de bonos. De esta forma, se maximizan las posibilidades de completar la refinanciación de manera rápida y exitosa, dada la actual situación del mercado.

Como parte del proceso de refinanciación, BAA pretende la migración de los actuales bonistas a una estructura acotada, respaldada por los activos regulados. BAA confirma de nuevo su intención de iniciar, en su debido momento, una consulta formal con los principales tenedores de bonos a través de la Association of British Insurers (ABI) con el propósito de migrar los actuales bonos en euros y libras esterlinas a la estructura propuesta. BAA proporcionará información adicional sobre este proceso a los bonis tas en cuanto esté disponible.

BAA también tiene la intención de obtener un crédito bancario respaldado con los aeropuertos no regulados que el grupo tiene en Reino Unido. Los fondos obtenidos en estos procesos de refinanciación permitirán al grupo pagar la deuda de adquisición del gestor de aeropuertos. Tanto la financiación respaldada con los activos regulados como la obtenida por los no regulados se cerrarán de manera simultánea.

El desarrollo de esta estructura financiera y las conversaciones con las entidades clave de este proceso, entre las que se encuentran las agencias de rating y los bancos, se hallan en una fase avanzada. Ni las cuantías ni los aspectos financieros de ambas operaciones se han acordado todavía. Teniendo en cuenta las actuales condiciones de los mercados crediticios, BAA pretende implementar la nueva estructura de financiación tan pronto como sea posible. En este momento, se espera iniciar la refinanciación en el segundo trimestre de 2008 y completarla a principios del tercer trimestre de este año.

END